AA
3·30·2004

04017638

SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2004 WASH., D.C. 158

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52903

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GENEVA STOCK, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LASALLE ST. STE. 1822
(No. and Street)

CHICAGO (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY SILVERMAN (312) 362-4404
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SENESAC & LENNON, LTD
(Name — if individual, state last, first, middle name)

333 N. HAMMES AVE (Address) JOLIET (City) IL (State) 60435 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY SILVERMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GENEVA STOCK LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

MEMBER
Title

[signature]
Notary Public

"OFFICIAL SEAL"
MARGIE HURTADO
Notary Public, State of Illinois
My Commission Expires 6/12/04

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA [12]

(Read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER GENEVA STOCK LLC	[13]	SEC FILE NO 8-52903	[14]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.) 440 S. LASALLE ST. STE. 1822 (No. and Street)	[20]	FIRM ID NO 364389281	[15]
CHICAGO (City) [21] IL (State) [22] 60605 (Zip Code)	[23]	FOR PERIOD BEGINNING (MM/DD/YY) 1/1/2003	[24]
		AND ENDING (MM/DD/YY) 12/31/2003	[25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT GARY SILVERMAN	[30]	(Area Code)---Telephone No. 312-362-4404	[31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	[32]	OFFICIAL USE	[33]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNT? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDIT REPORT? [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ______________ 20____

Manual signatures of:

1) ______________________________

Principal Executive Officer of Managing Partner

2) ______________________________

Principal Financial Officer or Partner

3) ______________________________

Principal Operations Officer or Partner

Attention - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: GENEVA STOCK LLC

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

As of (MMDDYY) 12/31/2003 [99]
SEC FILE NO. 8-52903 [98]
Consolidated [ ] [198]
Unconditional X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 33,278	200			$ 33,278	750
2. Receivables from brokers or dealers:						
A. Clearance account	41,070	295				
B. Other	5,807	300	$ 366	550	47,243	810
3. Receivables from non-customers	0	355	0	600	0	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	0	418				
B. Debt securities	0	419				
C. Options	0	420				
D. Other securities	0	424				
E. Spot commodities	0	430			0	850
5. Securities and/or other investments not readily marketable:						
A. At cost $0 [130]						
B. At estimated fair value	0	440	0	610	0	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	0	460	0	630	0	880
A. Exempted securities $0 [150]						
B. Other securities $0 [160]						
7. Secured demand notes: market value of collateral:	0	470	0	640	0	890
A. Exempted securities $0 [170]						
B. Other securities $0 [180]						
8. Memberships in exchanges:						
A. Owned, at market $0 [190]						
B. Owned, at cost		**	555,000	650		
C. Contributed for use of the company, at market value			0	660	555,000	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	0	480	0	670	0	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	0	490	0	680	0	920
11. Other assets	0	535	0	735	0	930
12. TOTAL ASSETS	$ 80,155	540	$ 555,366	740	$ 635,521	940

** - Fill in memberships owned at cost.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: GENEVA STOCK LLC **as of:** December 31, 2003

STATEMENT OF FINANCIAL CONDITION
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
13. Bank loans payable	$ 0	1045	$ 0	1255	$ 0	1470
14. Payable to brokers or dealers:						
A. Clearence account	0	1114	0	1315	0	1560
B. Other	0	1115	0	1305	0	1540
15. Payable to non customers:	0	1155	0	1355	0	1610
16. Securities sold not yet purchased at market value			0	1360	0	1620
17. Accounts payable, accrued liabilities, expenses and other	12,965	1205	0	1385	12,965	1685
18. Notes and mortgages payable:						
A. Unsecured	0	1210			0	1690
B. Secured	0	1211	0	1390	0	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings			0	1400	0	1710
1. from outsiders $0 [970]						
2. Includes equity subordination(15c3-1(d)) of $0 [980]						
B. Securities borrowings, at market value from outsiders $0 [990]			0	1410	0	1720
C. Pursuant to secured demand note collateral agreements			0	1420	0	1730
1. from outsiders $0 [1000]						
2. Includes equity subordination(15c3-1(d)) of $0 [1010]						
D. Exchange memberships contributed for use of company, at market value			0	1430	0	1740
E. Accounts and other borrowings not not qualified for net capital purposes	0	1220	0	1440	0	1750
20. TOTAL LIABILITIES	$ 12,965	1230	$ 0	1450	$ 12,965	1760

Ownership Equity				
21. Sole proprietorship			$ 0	1770
22. Partnership (limited partners)	$ 0	1020	622,556	1780
23. Corporation:				
A. Preferred stock			0	1791
B. Common stock			0	1792
C. Additional paid-in capital			0	1793
D. Retained earnings			0	1794
E. Total			0	1795
F. Less capital stock in treasury			0	1796
24. TOTAL OWNERSHIP EQUITY			$ 622,556	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 635,521	1810

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: GENEVA STOCK LLC **as of:** December 31, 2003

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 622,556	3480
2. Deduct ownership equity not allowable for net capital			0	3490
3. Total ownership equity qualified for Net capital			622,556	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation in net capital			0	3520
B. Other (deductions) or allowable credits (List)			0	3525
5. Total capital and allowable subordinated liabilities			622,556	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition [Notes B and C]	$ 555,366	3540		
B. Secured demand note deficiency	0	3590		
C. Commodity futures contracts and spot commodities proprietary capital charges	0	3600		
D. Other deductions and/or charges	0	3610	(555,366)	3620
7. Other additions and/or allowable credits (List)			0	3630
8. Net Capital before haircuts on securities positions			67,190	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments	$ 0	3660		
B. Subordinated securities borrowings	0	3670		
C. Trading and investment securities:				
1. Exempted securities	0	3735		
2. Debt securities	0	3733		
3. Options	0	3730		
4. Other securities	0	3734		
D. Undue concentration	0	3650		
E. Other (list)	0	3736	0	3740
10. Net Capital			$ 67,190	3750

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER:	GENEVA STOCK LLC	**as of:**	December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$ 864	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 25,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 25,000	3760
14. Excess net capital (line 10 less 13)			$ 42,190	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 65,894	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 12,965	3790
17. Add:				
A. Drafts for immediate credit	$ 0	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	3810		
C. Other unrecorded amounts (List)	$ 0	3820	$ 0	3830
19. Total aggregate indebtedness			$ 12,965	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 19.30	3850
21. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1 (d)			% 0.00	3860

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ 0	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 0	3880
24. Net capital requirement (greater of line 22 or 23)	$ 0	3760
25. Excess net capital (line 10 less line 24)	$ 0	3910
26. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or 120% of minimum Net Capital Requirement	$ 0	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II-FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: GENEVA STOCK LLC

For the period from 01/01/2003 [3932] to 12/31/2003 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE				
1. Commissions				
a. Commissions on transactions in exchange listed equity securities executed on an exchange			$ 60,525	3935
b. Commissions on listed option transactions			0	3938
c. All other securities commissions			0	3939
d. Total securities commissions			60,525	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange			0	3945
b. From all other trading			0	3949
c. Total gain (loss)			0	3950
3. Gains or losses on firm securities investment accounts			0	3952
4. Profit or (loss) from underwriting and selling groups			0	3955
5. Revenue from sale of investment company shares			0	3970
6. Commodities revenue			0	3990
7. Fees for account supervision, investment advisory and administrative services			0	3975
8. Other revenue			264,776	3995
9. Total revenue			$ 325,301	4030
EXPENSES				
10. Salaries and other employment costs for general partners, and voting stockholder officers			$ 0	4120
11. Other employee compensation and benefits			234,250	4115
12. Commissions paid to other broker-dealers			10,487	4140
13. Interest expense			5	4075
a. Includes interest on accounts subject to subordination agreements	0	4070		
14. Regulatory fees and expenses			18,764	4195
15. Other expenses			48,688	4100
16. Total expenses			$ 312,194	4200
NET INCOME				
17. Income (loss) before Federal income taxes and items below (Item 9 less item 16)			$ 13,107	4210
18. Provision for Federal income taxes (for parent only)			0	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			0	4222
a. After Federal income taxes of	0	4238		
20. Extraordinary gains (losses)			0	4224
a. After Federal income taxes of	0	4239		
21. Cumulative effect of changes in accounting principles			0	4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 13,107	4230
MONTHLY INCOME				
23. Income (current month only) before provision for Federal income taxes and extraordinary items			$ (19,900)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA

BROKER OR DEALER: GENEVA STOCK LLC

For the period from 1/ 1/2003 to 12/31/2003

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. *Balance, beginning of period*			$ 34,261	4240
A. Net income (loss)			13,107	4250
B. Additions (Includes non-conforming capital of	$ 0	4262	604,271	4260
C. Deductions (Includes non-conforming capital of	$ 0	4272	(29,083)	4270
2. Balance, end of period (From item 1800)			$ 622,556	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases	0	4310
B. Decreases	0	4320
4. Balance, end of period (From item 3520)	$ 0	4330

GENEVA STOCK, LLC

2003 ANNUAL REPORT

GENEVA STOCK, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003
WITH

REPORT OF INDEPENDENT AUDITORS

GENEVA STOCK, LLC

TABLE OF CONTENTS

SENESAC & LENNON, LTD.
CERTIFIED PUBLIC ACCOUNTANTS • FINANCIAL CONSULTANTS

Stephen A. Senesac, CPA David D. Lennon, CPA

Report of Independent Auditors

To the members of Geneva Stock, LLC

We have audited the accompanying balance sheet of Geneva Stock, LLC as of December 31, 2003 and the related statements of operations, membership capital, and cash flows for the year then ended. These financial statements are the responsibility of Geneva Stock, LLC management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geneva Stock, LLC as of December 31, 2003 and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements of Geneva Stock, LLC. Such information has been subjected to the accounting procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

Senesac & Lennon, Ltd.

February 14, 2004

333 North Hammes Ave. • Joliet, Illinois 60435
Phone: 815-725-7070 • Fax: 815-725-7188

GENEVA STOCK, LLC
BALANCE SHEET
December 31, 2003

ASSETS		
Current assets:		
Cash and cash equivalents	$	33,278
Due from other brokers		41,070
Accounts receivable		6,173
Total current assets		80,521
Non-current assets:		
CBOE seat		555,000
Total Assets	$	635,521
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$	1,251
Due to other brokers		-
Accrued expenses and other		11,714
Total current liabilities		12,965
Long-term liabilities		-
Total Liabilities		12,965
Member's Equity		622,556
Total Liabilities and Equity	$	635,521

See notes to financial statements

GENEVA STOCK, LLC
STATEMENT OF OPERATIONS AND MEMBERSHIP CAPITAL
Year ended December 31, 2003

Revenue:	
Commission income	$ 60,525
Seat license income	14,084
Trading rebates	79,109
Interest income	359
Misc income and reimbursements	170,463
Total revenue	$ 324,540
Operating expenses (Schedule 1)	(312,194)
Operating income (loss)	12,346
Other income (expenses):	
Miscellaneous	761
Net income (loss)	$ 13,107
Membership capital, beginning of year	$ 34,261
Additional contributions	604,271
Member withdrawals	(29,083)
Net income (loss)	13,107
Membership capital, end of year	$ 622,556

See notes to financial statements.

GENEVA STOCK, LLC
STATEMENT OF CASH FLOWS
Year ended December 31, 2003

Cash flows from operating activities:		
Net income	$	13,107
Changes in assets and liabilities:		
Accounts receivable		28,610
Due from/to other brokers		(35,403)
Other assets		(555,000)
Accounts payable		(5,617)
Accrued expenses and other		(12,255)
Net cash used for operating activities	$	(566,558)
Cash flows from financing activities:		
Member contributions	$	604,271
Member withdrawals		(29,083)
Net cash provided by financing activities	$	575,188
Net increase in cash and cash equivalents	$	8,630
Cash and cash equivalents, beginning of year		24,648
Cash and cash equivalents, end of year	$	33,278

See notes to financial statements.

GENEVA STOCK, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. Description of Organization

Geneva Stock, LLC is organized as a limited liability company in the State of Illinois effective September, 2000; though no activity occurred until January, 2001. The company is a stock execution firm that fulfills stock equity orders for its clients and receives commissions for doing so. Further, the company recognizes a gain or loss on the securities it purchases based on the spread between the cost and sell price to the customer.

2. Summary of Significant Accounting Policies

A. Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets, liabilities, revenues and expenses. The estimates also affect disclosure of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

B. Cash and cash equivalents: Cash and cash equivalents consist of checking accounts and money market accounts.

C. Income taxes: The Company is organized as a limited liability company. There is no federal income tax at the corporate level. All income and losses are passed through to the members.

SUPPLEMENTARY INFORMATION

Schedule 1

GENEVA STOCK, LLC
SCHEDULE OF OPERATING EXPENSES
Year ended December 31, 2003

Bank fees	$ 488
Commissions	10,487
Floor brokerage expense	6,861
Licenses & permits	18,764
Office expense & supplies	511
Professional fees	15,411
Office salaries	234,250
Profit sharing plan expense	11,603
Payroll taxes	13,819
Total expenses	$ 312,194

See notes to financial statements.

Schedule 2

GENEVA STOCK, LLC
COMPUTATION OF NET CAPITAL
PER UNIFORM NET CAPITAL RULE 15c3-1
December 31, 2003

CREDITS		
Members' equity		$ 622,556
DEBITS		
Non-allowable assets -		
Equipment, net	-	
Other assets	555,365	555,365
Net Capital before Haircuts on Securities Positions		67,191
Haircuts on securities		-
Net Capital		$ 67,191
Computation of Basic Net Capital Requirement:		
Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness or $25,000)		$ 25,000
Excess Net Capital		$ 42,191
Computation of Aggregate Indebtedness:		
Total accounts payable and accrued expenses		$ 12,965
Percentage of Aggregate Indebtedness to Net Capital		19.30%

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.